ARTICLES OF INCORPORATION (Pursuant to NRS Chapter 78)	Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number 20140717062-29 Filing Date and Date 10/15/2014 1:39 PM Entity Number E0527142014-2
1.	Name of Corporation

GREENMO INC.

2.	Registered Agent for Service of Process

Commercial Registered Agent: INCORP SERVICES, INC.

3.	Authorized Stock

Number of Shares with par value: 400,000,000

Par value per share: $0.00010

4.	Name and Addresses of the Board of Directors/Trustees

Neal Holtz 2360 Corporate Circle, Suite 400

Henderson, NV 89074-7739

5.	Purpose

The purpose of the corporation shall be: ANY LEGAL PURPOSE

6.	Benefit Corporation

No.

7.	Name, Address and Signature of Incorporator

/s/Karen Batcher

Karen Batcher

819 Anchorage Place Suite 28

Chula Vista, CA 91914

8.	Certificate of Acceptance of Appointment of Registered Agent

I hereby accept appoint as Registered Agent for the above named Entity.

/s/Incorp Services, Inc.

Date: 10/15/2014